FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Material Event Notice, dated October 17, 2008, regarding Interim Dividend cancellation

                 Item 1

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy Schilling
General Counsel
Phone: (56 2) 351 1187
Fax     : (56 2) 351 1717
E Mail : aveszpremy@afpprovida.cl

Santiago, Chile –October 17, 2008.

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

INTERIM DIVIDEND CANCELLED

In its meeting held today, the Board of Directors of A.F.P. Provida S.A. (the “Company”) decided that in view of the developments arisen during the latest weeks in the worldwide financial markets, there is currently not enough information to project the financial statements of the Company for the current fiscal period with sufficient assurance. On the contrary, the performance of the worldwide markets during the most recent weeks and the uncertainty regarding the future financial and economic prospects in the short and medium term, could affect mandatory investments in a way that the Company’s financial statements as of December 31, 2008 could even result in net losses. Accordingly, and pursuant to Articles 9th and 10th of Law 18,045, Circular Letter 687 and General Rule No. 30, in each case issued by the Superintendency of Securities and Insurance, the Board of Directors has determined that under the current conditions, it is not prudent for the Company to distribute interim dividends against net returns of the current fiscal period. For this reason, the Board of Directors has determined to annul the interim dividend distribution agreed to in its Session No. 337 held on September 25, 2008.  Additionally, the Board of Directors has agreed to maintain the dividend policy adopted in the Ordinary Shareholder's meeting held on April 30, 2008, to which effect the Board of Directors maintains its intention to recommend a distribution of a definite dividend at the Ordinary Shareholder's meeting to be held in 2009, which shall represent a total amount equivalent to 70% of the net returns generated during the closed fiscal year, subject to the prior provisioning for budgeted expenditures, cash flows requirements to finance mandatory investments, the Company's development and the definite returns of the fiscal period and other parameters that might be necessary to be analyzed in due course.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	October 17, 2008	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	October 17, 2008	By:	/s/ Maria Paz Yañez
			Name:	Maria Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.